June 28, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc. (the “Company”)

Registration Statement on Form S-1 (Reg. No. 333-133189)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 2:00 p.m. (EDT) on June 30, 2006 or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that we have effected approximately the following distribution of copies of a revised Preliminary Prospectus dated June 19, 2006:

Number of prospectuses distributed to institutions	2,700
Number of prospectuses distributed to individuals	300
Number of prospectuses distributed to underwriters	200

Total	3,200

The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

Very truly yours,

LADENBURG THALMANN & CO. INC.

FERRIS, BAKER WATTS INCORPORATED

MAXIM GROUP LLC

By:	LADENBURG THALMANN & CO. INC.

By:	/s/ Mark Klein
Name:	Mark Klein
Title:	Chief Executive Officer